17 August 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 10 August 2026 to 14 August 2026 it purchased through ABN AMRO Bank N.V. a total of 935,138 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	ABN AMRO Bank N.V.
Intermediary Code:	ABNANL2A
Time zone:	CEST
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
10/08/2026	184,526	2622	2593	2607.1035
11/08/2026	184,104	2630	2594	2613.0841
12/08/2026	188,545	2587	2517	2551.5371
13/08/2026	189,994	2558	2499	2532.0822
14/08/2026	187,969	2604	2512	2559.3601

Following the settlement of the above transactions, RELX PLC holds 80,508,432 ordinary shares in treasury, and has 1,748,495,106 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 76,400,560 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/9604Q_1-2026-8-17.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66